Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Security Oracle Inc.
3614 Solana Circle
Clermont, FL 34711
https://thesecurityoracle.com

Up to $1,069,992.00 in Class B Common Stock at $9.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Security Oracle Inc.
Address: 3614 Solana Circle, Clermont, FL 34711
State of Incorporation: DE
Date Incorporated: May 14, 2015

Terms:

Equity

Offering Minimum: $9,999.00 | 1,111 shares of Class B Common Stock
Offering Maximum: $1,069,992.00 | 118,888 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $9.00
Minimum Investment Amount (per investor): $306.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest in the next 7 days and receive additional 10% bonus shares.

Early Bird Bonus

Invest in the following 7 days and receive additional 5% bonus shares.

Tier 1: $500+

1% Bonus Shares

Tier 2: $2,500+

5% Bonus Shares

Tier 3: $5,000+

7% Bonus Shares

Tier 4: $7,000+

10% Bonus Shares

Tier 5: $12,000+

12% Bonus Shares

Tier 6: $20,000+

15% Bonus Shares

Tier 7: $25,000+

15% Bonus Shares + Time with Founders*

**Travel for in-person meeting/dinner not included*

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

The Security Oracle will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $9.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $900. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The Security Oracle, Inc. ("TSO" or the "Company") was founded in Clermont, Florida in March 2014. Due to the April 16, 2013 attack on the US power grid in San Jose, CA, (Metcalf sniper attack), TSO developed revolutionary autonomous Robots in the Sky® and other security Robotic purpose-built appliances (or platforms).

They transform the world of physical security by providing real-time automated situational awareness and by automating the situational response process. The Robots automatically defend people and property beginning in as little as three (3) seconds, and so reduces the time gap from minutes for a human response down to a few seconds for TSO's Robots to begin their AI-driven nonlethal defense. TSO Robots safely "Detect – Engage – Neutralize™."

Why? The failure of today's security systems to protect against carnage and severe property losses when criminal attacks occur, whether it's an active shooter or someone breaking into an electric power substation to take down the power grid, or even vandals who break out storefronts, looting and setting fire to those buildings.

How? The Security Oracle found a way, with our patented processes applying artificial intelligence, to stop these attacks in as little as three (3) seconds, or up to 100 times faster than the best security and law enforcement solutions.

What? We do this by making market-disrupting, purpose-built less-than-lethal security appliances by selecting from the entire world of available superior security technologies, assembling and unifying these components with our special "AI glue" to achieve unparalleled protective performance, solving wicked security problems. This affords us tremendous flexibility in times of supply chain disruptions and strengthens negotiating power with suppliers.

TSO currently offers five (5) products built via our Patented/Patent Pending artificial intelligence (AI) platform. i.e., "Remotely Controlled Active Defense and Denial System" (RCADS™): (1) the Robots in the Sky®, (2) Robots on the Move™, (3) Robots on the Rails™, (4) Robots on the Seas™ for outdoor usage, and (5) Robots on the Rafters™ for indoor or outdoor usage.

An additional product that uses TSO's AI platform is our mobile Robotic Power Line (or Pipeline) Early Alert System (PLEAS™) that can detect small leaks and hotspots that could become wildfires over a five (5) square kilometer area and report them over long-range wireless communications to authorities. PLEAS™ has been introduced to most of the electric power utilities and some state governmental authorities in California.

TSO was initially organized as a Florida corporation in March 2014 and converted to a Delaware corporation in May 2015.

Competitors and Industry

The Security Oracle is disrupting the physical security industry with one of the first artificial intelligence nonlethal defense system that has a special blend of AI, enabling our Robotic security appliances to precisely and safely respond about 100 times faster than the best responses from other solutions.

While there are no direct competitors due to the market disruptive nature of our patented/patent-pending technology and its applications, several indirect competitor groups exist.

It would be extremely difficult for such competitors to duplicate our execution of speed and agility in stopping adversaries, either before crimes are committed or in as little as a few seconds, while keeping them at bay without violating any of our nine (9) international patents, or our US pending patent.

These indirect competitors are better suited as our partners since their product offerings are either complementary to ours or we can use their components to build our Robotic purpose-built appliances.

1. **Security Robot companies** such as: Robotic Assistance Devices (https://roboticassistancedevices.com/), and KnightScope (https://www.knightscope.com/) have significant development efforts in making their robots navigate safely and effectively while performing security surveillance tasks. TSO's protective method is to tactically "perch" our defensive technology platforms virtually everywhere, in static positions.

The benefit is that TSO's Robotic appliances have vantage points from which to see and detect bad actors much quicker and can engage them in as little as a few seconds with safe, nonlethal countermeasures.

2. **Security Electronics Manufacturers and Integration firms** such as: Johnson Controls/Tyco, Schneider Electric, Siemens, and Honeywell with deep experience in developing and implementing highly integrated security systems technologies could produce look-a-like products that might confuse the marketplace into perceiving their products provided the same functionality and performance as TSO's patented/patent pending purpose-built robotic appliances. Less than 10% of security integration or manufacturing companies have the expertise necessary to attempt such an undertaking.

3. **Mobile security surveillance trailer manufacturers**. A few of these companies are considering adding the same nonlethal countermeasures as TSO, but they cannot remotely manage those countermeasures against determined adversaries, especially if multiple adversaries are advancing simultaneously.

We source mobile trailers from such companies that meet our needs, but complete final assembly and proprietary software loading, programming and testing on our own.

4. **Private Contract Guarding firms**. We compete indirectly with these firms that also provide customers with electronic security equipment other security services. There are more than 8,000 such firms in the United States alone. Our purpose-built RCADS™ technology Robotic appliances offer customers a significant cost reduction relative to the cost of human security guards.

In addition, RCADS™ offers significantly more capabilities, such as patented/patent pending fully automated AI-nonlethal active defense of people and property, autonomous drone missions from our deployed Robotic appliances, license plate detection, data gathering, thermal imaging and people detection that are delivered consistently, on a 24-hour, 7 day per week basis, without regular human intervention. In many cases, our technology complements and improves the operations of traditional security firms.

*The Security Oracle, Inc. has recently been awarded a contract for supplying our AI-driven robotic security appliances to a multi-billion dollar firm to force-multiply their personnel, increase value to customers, and increase profit margins.

5. Other Manufacturers of Nonlethal Purpose-Built Appliances. Blackwing Holdings, LLC/IEC Infrared. Products found at the following links are software-driven, only a middleware software-driven and requires a one-to-one human control to be in direct control of each individual unit (and are not AI-autonomously driven), so an economy of scale effect is limited. This company is focused almost entirely on military and nuclear industry markets. https://www.precisionremotes.com/escalation-of-force-eof2/banshee/ and https://www.precisionremotes.com/escalation-of-force-eof2/trap-t360-non-lethal/

Current Stage and Roadmap

TSO is a Stage 4 company generating about $3.2 million in lifetime revenue, having plowed all profits back into the company, along with funding from our generous private lenders. Our patented/patent-pending process was developed, alpha and beta tested on a customer site, then was placed into regular daily operation. The customer then purchased more Robots in the Sky® to protect other critical infrastructure and was later rated at the highest level of compliance by security compliance inspectors enforcing Federal law.

Business Model Pivot. During our direct marketing research that included onsite and mobile demonstrations of our Robotic appliances interested customers said they wanted to rent or lease them versus buy them; the Company is immediately pivoting to a Machine-as-a-Service ("MaaS") business model.

Depending on the Robotic platform and/or selected options offering package, we are confident that we can achieve recurring monthly revenues typically ranging between $2,500 (indoor use) and $15,000 (outdoor use) per Robotic unit, which includes the Robot rental as well as maintenance, service, support, data transfer, solar/hybrid power, secure wireless communications, and unlimited software, firmware and select hardware upgrades; plus remote Security Operations Center professional monitoring by TSO RCADS™ trained and certified operators.

Our effective hourly price ranges from $5 to $19 per hour (or more with additional value-added features) — which means we can recover our manufacturing costs within 1 to 1.5 years and produce a recurring annual revenue stream thereafter.

Over a minimum target life of 5 years, we project a profit of about $150,000 to $500,000, or more if heavily equipped, per Robot.

Our current primary focus is on the deployment and marketing of our core technologies to protect and defend critical infrastructure (electric power, transportation—air-sea-land, data centers, water—drinking water and wastewater system and dams, healthcare, communications, etc.), along with construction sites, retail, and educational institutions. This will be by direct rental/leasing to end customers and through contract guard force companies who represent a $43 billion market segment in the US alone.

The Security Oracle, Inc. recently executed a reseller agreement with one of these multibillion-dollar security technology and contract guarding companies, recognizing TSO as an approved manufacturer and supplier of our robotic security appliances. This new, valuable agreement followed a successful test where the company's video surveillance master control center was able to remotely connect and gain full control of TSO's Robots on the Move™ demonstration unit.

We will continue to operate on a lean overhead strategy and highly flexible manner from Orlando, FL area headquarters and our various locations across the US; and so, we will continue to rely on our multiple existing partners who can mass manufacture our units to TSO's high quality standards and per our proprietary specs. Minimizing risks associated with supply chain disruptions, we source off-the-shelf high-grade components from multiple, competitive subcomponent manufacturers. We assemble our purpose-built robotic appliances; then converge and synergize all hardware/ software on the individual platforms via TSO's patented/patent-pending method to create our special "AI glue."

Our ability to fulfill Client orders will be improved by ongoing fundraising, including the instant 2021 Regulation CF Offering. Following the closing of the 2021 Regulation CF Offering, coupled with securing financing arrangements with several financing companies that specialize in leasing commercial security systems and equipment, we believe the Company will have sufficient levels of cash on hand and available to fund operations for approximately the foreseeable future; but this would be at a slow, organic pace whereby future rounds of fundraising would greatly accelerate our growth rate, giving us the ability to build more Robotic machines to rent/lease and to support the much larger fleet years earlier.

The Team

Officers and Directors

Name: Charles L Butler Jr.

Charles L Butler Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: May 14, 2015 - Present
  Responsibilities: The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the corporation and will,

subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. The CEO role does not currently take a salary at this time.

- **Position:** Chairman of the Board
  Dates of Service: May 14, 2015 - Present
  Responsibilities: The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chair of the Board of Directors will also serve as the Chief Executive Officer of the corporation.

- **Position:** Secretary
  Dates of Service: May 14, 2015 - Present
  Responsibilities: The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Name: Vontella Kay Kimball

Vontella Kay Kimball's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: May 14, 2015 - Present
  Responsibilities: In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is

present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. The President does not have a salary or compensation at this time.

- **Position:** Treasurer
  Dates of Service: May 14, 2015 - Present
  Responsibilities: Treasurer is to assist and advise the Chief Financial Officer, and to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time. The Treasurer may be called upon to countersign stock certificates in the name of the corporation together with any one authorized officer of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by a stockholder in the corporation.

- **Position:** Director
  Dates of Service: May 14, 2015 - Present
  Responsibilities: Serve on the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. Perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. As a director, compensation was $9800 for 2019. For 2020, there was no compensation for the director role.

Name: James Fordham Stanfield, Esq.

James Fordham Stanfield, Esq. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Special Assistant to the Chair
  Dates of Service: May 14, 2015 - Present
  Responsibilities: Serve on the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors in the absence of other Directors who have precedence to direct the Board. Perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. Director role is non compensated.

Name: Richard D. Stringham

Richard D. Stringham's current primary role is with Financial Consultant. Richard D. Stringham currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: May 14, 2015 - Present
  Responsibilities: The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time. CFO role is not compensated at this time.

Name: Chase Kimball, Esq.

Chase Kimball, Esq.'s current primary role is with Lewis Hansen Attorneys at Law. Chase Kimball, Esq. currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President and General Counsel
  Dates of Service: May 14, 2015 - Present
  Responsibilities: Review corporate legal documents, including monitor outside legal counsel products, and advise corporate officers regarding legal risk and strategy. (This is on an as needed basis.) VP and General Counsel is not compensated at this time.

Other business experience in the past three years:

- **Employer:** Lewis Hansen Attorneys at Law
  Title: Business Law Attorney

Dates of Service: June 01, 1986 - Present
Responsibilities: Business law, litigation, probate, family law, personal injury

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for

the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the security systems industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. While the Company has protections availed by OUR INTERNATIONAL PATENTS AND TRADEMARKS, there can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 9 international patents, 158 international trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. While our first inclination will be to defend our intellectual property rights, available financial

resources (particularly in the very near future) might limit our ability to mount such defenses. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The Security Oracle, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions

of services or cyber-attacks either on our technology provider or on The Security Oracle, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this summary. These risks include, but are not limited to, the following: • We are an early stage company and have not yet generated any profits or significant revenues. • We may not be able to continue to operate the business if we are not successful in securing significant additional fundraising in a short timeframe and, as a result, we may not be able to continue as a going concern. • The Company relies on rolling closes of equity infusions for its financings which may pose a risk to having sufficient capital on hand at any point in time. • The Company has a history of losses and may experience future losses. In order to continue operations despite these losses, the Company has financed itself through debt. • The Company has a limited operating history by which performance can be gauged. • The Company is subject to potential fluctuations in operating results. • The Company's future operating results are difficult to predict and may be affected by a number of factors, many of which are outside of the Company's control. • Unanticipated obstacles may hinder the execution of the Company's business plan. • We have a limited number of deployments, and limited market acceptance of our products could harm our business. • We cannot assure you that we will effectively manage our growth. • Our costs may grow more quickly than our revenues, harming our business and profitability. • We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted and subordinated. • All of our assets, possibly including our intellectual property, may be pledged as collateral to a lender. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. • If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected. • Our financial results will fluctuate in the future, which makes them difficult to predict. • We may face additional competition. • Our ability to operate and collect digital information on behalf of our clients is dependent on the privacy laws of jurisdictions in which our Remotely Controlled Active Defense and Denial Systems (RCADS) robotic appliances operate, as well as the corporate policies of our clients, which may limit our ability to fully deploy our technologies in various markets. • We have limited experience in operating our RCADS robotic appliances in a variety of environments and increased interactions may lead to possible liability and negative publicity. • THIS WILL NEED TO BE UPDATED WHEN AUDIT IS COMPLETED--In connection with the audit of our financial statements for the year ended December 31, 2020, our independent auditor identified material weaknesses in our internal control over financial reporting related to certain corporate finance and accounting oversight, which were primarily the result of the lack of sufficient and competent accounting and finance resources. Our failure to implement and maintain effective internal control over financial reporting may in the future result in material misstatements in our financial statements, which has and could in the future require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our ability to fundraise. • We realized a gross and net loss for each period since our inception to date, and there can be no assurances that the Company will become profitable in the future. • The private security industry is undergoing structural changes in technology and services. • The Company is controlled by its officers. • Our results of operations may be negatively impacted by the coronavirus outbreak. • Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business, including the novel COVID-19 outbreak. • The Company will not be solvent after August 2021 without additional fundraising and therefore is dependent on the proceeds of this offering and we may need to seek additional funds if the full offering amount is not raised. • The offering price for the Shares has been determined by the Company rather than any of the investors. • An investment in the Shares is not a diversified investment. • The holders of the Shares may be further diluted by, or your liquidation preference may become junior to, concurrent or subsequent offerings of the Company's capital stock or convertible debt. • Subsequent offerings or potential recapitalizations of the Company's capital stock below the offering price or on terms better than the Shares may adversely affect the market price of the Company's capital stock and may make it difficult for the Company to continue to sell Shares or other equity or debt securities. • The Company may apply the proceeds of this offering to uses for which you may disagree. • Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. • Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. • There is no current market for any of our shares of stock.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Vontella Kay Kimball	4,777,778	Class A Common Stock	36.7
Vontella Kay Kimball	0	Class B Common Stock	36.7
Charles L Butler Jr.	0	Class B Common Stock	36.7
Charles L Butler Jr.	4,777,778	Class A Common Stock	36.7

The Company's Securities

The Company has authorized Class B Common Stock , and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 118,888 of Class B Common Stock .

Class B Common Stock

The amount of security authorized is 1,555,556 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock .

Material Rights

There are no material rights associated with Class B Common Stock .

Class A Common Stock

The amount of security authorized is 11,444,444 with a total of 11,444,444 outstanding.

Voting Rights

Pertaining to Class A Common Stock, voting power is based on percentage of shares held by a stockholder. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in the Company's Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

Material Rights

** Please also refer to the Company's Amended and Restated Bylaws attached as Exhibit F.*

What it means to be a minority holder

As a minority holder of class B common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

TSO is a Stage 4 company that has generated about $3.2 million in lifetime revenue, having plowed all profits back into the company. Our patented/patent-pending process was developed, alpha and beta tested on a customer site, then was placed into regular daily operation. The customer then purchased more Robots in the Sky(R) to protect other critical infrastructure.

We are emulating the implementation of these best practices by the most successful ExOs of our day.

Business Model Pivot.

At first, our business model was only to deliver our AI-driven Robots in the Sky(R) as onsite build projects to meet and exceed new security requirements for the US power grid as required by North American Electric Reliability Corporation regulation NERC CIP-014. The business model then was capital sales with follow on maintenance and software service; as power utilities are reimbursed via rate base increases when they improve the grid through authorized capital projects.

Pre-Pandemic (2015-2019): We learned that even though prospective customers, consultants, engineers and security system designers were excited and intrigued at TSO's new market disruptive security defense platforms, we needed to transition from having just our fixed onsite Robots in the Sky(R) to mobile platforms for demonstrations.

Targeted customers across the US saw the efficacy of our nonlethal robots via our many use case videos, conference presentations and workshops, and white papers; but they just wanted to see them in action at their site locations before they would "buy" them. We understood.

We also learned that Machine as a Service (MaaS) was the customer preferred delivery model, so over time we built four versions of our AI-driven robotic platforms as rapidly deployable mobile trailers units (Robots on the Move™).

In the Pre-Pandemic era, customers wanted us to leave the various Robot on the Move(™) trailer-based platforms with them to try them out for a week to a month.

In our sales and marketing research, (including road sales tours, conferences, exhibits and trade shows), we learned that most of our targeted customer base largely desires an as a service way to access the benefits of our purpose-built robotic security appliances; so we are transitioning to that model.

During Pandemic (2020-2021): Our onsite demonstrations and in-person sales calls ceased during the globalized economic shutdowns, beginning in late February 2020, halted opportunities to create positive cash flow through sales. This came just as we were emerging in our readapted business model.

A Silver Lining. We used the time to make lemonade from lemons, and that was to work hard on building and protecting the immense value in our intellectual property, i.e., TSO's international patents and trademarks with fabulous results.

● To date, we have patents on our key enabling technology in nine (9) countries and continued to pursue a 10th patent in the US.

● International Trademark Registrations amounting to 158 currently awarded trademarks in 35 countries around the globe:

○ All five (5) trademarks have received award registrations in 28 countries (EU and Japan),

○ In South America four (4) countries totaling ten (10) registrations

○ Two (2) in Canada [i.e., Robots on the Move(R)) and RCADS(R)], with three (3) others pending.

○ And the highest valued registration was issued by the United States Patent and Trademark Office, Robots in the Sky(R), while the other four (4) are pending approval.

○ Four of the five (5) trademarks begin with the word "Robots" and the fifth (5th) one is RCADS(R), an acronym for Remotely Controlled Active Defense and Denial System.

Post Pandemic. (2021 and Beyond) Mentioned above, in the Pre Pandemic era, customers wanted us to leave the various Robot on the Move(™) trailer-based platforms with them to try them out for a week to a month. We did not have the financial resources to do that and probably missed some good sales to major power utilities and massive automotive storage lots, for instance.

Also, to support the MaaS model, TSO will have to start building a rental/lease fleet of Robots on the Move(™) and Robots on the Rafters(™); and this will be capital intensive.

Financial resources will solve this problem, hence the StartEngine CF fundraiser; plus we have identified several financial institutions that routinely finance security equipment and that can speed our growth.

Historical results and cash flows:

Years January 2015 compared through December 2020

The following discussion is based on our unaudited operating data and is subject to change once we prepare our consolidated financial statements via a third-party CPA who completes a financial audit.

Revenue

In 2015, our first year, gross sales were $395,245.46 when our early adopter purchased our Robots in the Sky® prototype which was installed and running in Beta mode by mid-2016. The customer then ordered a second Robots in the Sky® installation at another infrastructure site in 2016. Total 2016 revenue was $2,269,479.98. For 2017, gross sales were $462,655.94 with the completion of both Robots in the Sky® projects. Sales were primarily driven by new regulations for security protection for the electric power grid.

By the time we were able to prove our concept of applying market-disrupting AI defensive security technology to protect the power grid, other potential power grid customers had either already installed older existing technology or decided to wait and see how the regulators rated others' solutions. While the regulators rated our system the "best they had seen" they still accepted passive solutions that did not actively defend the sites.

The result was revenue for professional services only in 2018 at $15,566.00, while we continued to exhibit and do workshops on our new technology at conferences for power grid security and homeland security.

We realized in 2018 that we would not be able to rely on regulations alone to sell our products and would have to deliver them in a Machine as a Service (MaaS) business model, so in late 2018 and through 2019 we built a couple of mobile trailer-based demonstration units and took our products to customer locations. They were well received, and several customers wanted us to leave the mobile units (Robots on the Move™) for a trial period of weeks to months. We couldn't do that as all our demo products would be tied up, limiting our ability to make sales to other customers.

2019 sales were limited to software upgrade services for our existing Robots in the Sky® installation projects at $14,770. We were able to create relationships with two multiregional leasing companies that specialize in the leasing of security systems and equipment in 2019, so that gave us a way to finance the MaaS model; but they wanted us to first build our Robots and deliver them to the customers prior to financing, which did not solve our financial problem of needing funding to first build the Robots for leasing/rental.

The 2020 pandemic largely halted our Robot demos to potential customers, although we were able to secure a reseller agreement with a multinational, multibillion-dollar contract security corporation to resell our Robots to their customers. Revenue was $0 for 2020.

<u>Cost of sales</u>

Cost of sales for 2015-2020 was as follows: 2015 - $142,041.46; 2016 - $1,517,014.07; 2017 - $256,120.54; 2018 - $0; 2019 - $0; 2020 - $0.

<u>Gross margins</u>

Gross profit for 2015-2020 was as follows: 2015 - $253,204.00; 2016 - $752,465.91; 2017 - $206,535.40; 2018 - $15,566.00; 2019 - $14,770.00; 2020 - $0.

<u>Expenses</u>

Expenses for 2015-2020 was as follows: 2015 - $ 231,137.32; 2016 - $753,205.26; 2017 - $546,433.19; 2018 - $440,815.17; 2019 - $346,443.81; 2020 - $103,486.27

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

TSO does not have significant cash on hand nor any existing lines of credit, as all commercial credit is now in the form of term loans. However, the principals of the Company are providing the cash amounts necessary to operate the company during this transitioning period.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The campaign funding is critical in achieving the significant growth we have projected. The Company will function at a very low level otherwise with only owner contributions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to attain the projected growth. TSO plans to use proceeds of the crowdfunding to operate the business according to our Use of Funds statement.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will continue to operate regardless of whether any funds are raised. The principals will continue to fund company operations until it returns to profitability. The investment funds are to facilitate a much quicker rate of growth in our speed to market effort.

Based on 2020, the current burn rate is $8,623 per month of which is $4,389 of noncash accrued interest. This is so low because during the pandemic all officers agreed to no compensation and our creditors agreed to restructure and postpone debt payments.

How long will you be able to operate the company if you raise your maximum funding goal?

If approximately $1,070,000 is raised the Company will be able to sustain operations above the breakeven point for about 12 to 14 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional future sources of capital include a further offering with StartEngine under SEC Regulation CF up to the $5,000,000 maximum, pending the results of a required financial audit.

We have also identified several financial institutions that routinely finance security equipment and that can speed our growth. Those organizations continue to show significant interest in financing TSO's operations as we regain our footing in sales and financial strength.

Indebtedness

- **Creditor:** Thomas and Angela Reese
  Amount Owed: $160,063.42
  Interest Rate: 50.0%

Maturity Date: September 08, 2021

- **Creditor:** Thomas and Angela Reese
  Amount Owed: $144,633.63
  Interest Rate: 50.0%
  Maturity Date: September 02, 2021

- **Creditor:** Thomas and Angela Reese
  Amount Owed: $43,975.00
  Interest Rate: 21.67%
  Maturity Date: September 01, 2021

- **Creditor:** Violet Kimball
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  Maturity Date: October 01, 2021

- **Creditor:** Violet Kimball
  Amount Owed: $114,232.74
  Interest Rate: 5.0%
  Maturity Date: November 15, 2022

- **Creditor:** Violet Kimball
  Amount Owed: $232,623.37
  Interest Rate: 5.0%
  Maturity Date: January 11, 2023

- **Creditor:** Rose Marie Michell
  Amount Owed: $115,000.00
  Interest Rate: 0.0%
  Maturity Date: October 01, 2021

- **Creditor:** Rose Marie Michell
  Amount Owed: $283,233.48
  Interest Rate: 12.0%
  Maturity Date: December 09, 2022

- **Creditor:** Jessica Hunt
  Amount Owed: $204,347.83
  Interest Rate: 15.36%
  Maturity Date: January 05, 2023

- **Creditor:** April Hunt
  Amount Owed: $303,700.05
  Interest Rate: 28.0%
  Maturity Date: October 24, 2022

- **Creditor:** April Hunt
  Amount Owed: $241,591.91
  Interest Rate: 28.0%
  Maturity Date: October 31, 2021

- **Creditor:** Anna M. Wang
  Amount Owed: $160,358.32
  Interest Rate: 12.0%
  Maturity Date: October 01, 2021

- **Creditor:** Anna M. Wang
  Amount Owed: $236,027.90
  Interest Rate: 12.0%
  Maturity Date: October 01, 2021

- **Creditor:** Timothy Cole
  Amount Owed: $18,142.15
  Interest Rate: 12.0%
  Maturity Date: October 03, 2021

- **Creditor:** Timothy Cole
  Amount Owed: $50,076.91
  Interest Rate: 12.0%
  Maturity Date: October 05, 2021

- **Creditor:** Tommy Brown
  Amount Owed: $58,596.65
  Interest Rate: 12.0%
  Maturity Date: December 17, 2021

- **Creditor:** Tommy Brown
  Amount Owed: $27,089.71
  Interest Rate: 15.0%
  Maturity Date: December 17, 2021

- **Creditor:** Charles Brock Butler
  Amount Owed: $41,701.13
  Interest Rate: 50.0%
  Maturity Date: September 01, 2021

- **Creditor:** Vontella Kay Kimball
  Amount Owed: $286,400.00
  Interest Rate: 0.0%
  Maturity Date: November 01, 2022

- **Creditor:** Chase Kimball
  Amount Owed: $84,650.00
  Interest Rate: 0.0%
  Maturity Date: September 09, 2021

- **Creditor:** Kabbage
  Amount Owed: $29,543.28
  Interest Rate: 0.0%
  Maturity Date: May 09, 2023

- **Creditor:** Fundbox
  Amount Owed: $13,100.00
  Interest Rate: 0.0%
  Maturity Date: October 25, 2023

- **Creditor:** National Funding
  Amount Owed: $19,566.00
  Interest Rate: 0.0%
  Maturity Date: November 21, 2021

- **Creditor:** Pay Pal (Swift Capital)
  Amount Owed: $70,485.39
  Interest Rate: 0.0%
  Maturity Date: September 01, 2022

- **Creditor:** SBA/PPP 1
  Amount Owed: $12,500.00
  Interest Rate: 1.0%
  Maturity Date: June 18, 2025

- **Creditor:** SBA/PPP 2
  Amount Owed: $12,500.00
  Interest Rate: 1.0%
  Maturity Date: February 23, 2026

- **Creditor:** Buchanan, Ingersoll, Rooney, PC
  Amount Owed: $303,446.00
  Interest Rate: 0.0%
  Maturity Date: September 10, 2021

- **Creditor:** Industrial ENET
  Amount Owed: $35,000.00
  Interest Rate: 0.0%
  Maturity Date: September 12, 2021

- **Creditor:** Fujitsu Network Communications

Amount Owed: $19,500.00
Interest Rate: 0.0%
Maturity Date: September 12, 2021

- **Creditor:** Mobilight
  Amount Owed: $31,000.00
  Interest Rate: 0.0%
  Maturity Date: September 01, 2021

Related Party Transactions

- **Name of Entity:** Vontella Kay Kimball
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As previously noted under Indebtedness: Unsecured Promissory note for funds Vontella Kay Kimball (Who is a founder and 20%+ Owner) loaned the Company.
  Material Terms: Vontella Kay Kimball (Who is a founder, officer and director) Amount owed: $286,400.00 Interest rate: 0% Maturity date: November 1, 2022

Valuation

Pre-Money Valuation: $102,999,996.00

Valuation Details:

In self-assessing our company valuation, we arrived at our conclusions using a few different approaches, i.e., Income Approach, Apportioning Product Value to our Patents, the Monetization approach [What's It Worth? Principles of Patent Valuation (americanbar.org)] to estimate the potential for the EBITA over the next few (three) years.

Qualifications of The Security Oracle Team to make a self-assessment:

TSO is a Stage 4 company generating about $3.2 million in lifetime revenue, having plowed all profits back into the company. Our market-disrupting patented/patent-pending process was developed, alpha and beta tested on a customer site, then was placed into regular daily operation. The customer then purchased more Robots in the Sky(R) to protect other critical infrastructure.

The Security Oracle team (including our Board of Advisors) collectively has over 100 years of experience in the fields of industrial, commercial and governmental security and law enforcement that includes designing, developing, building, deploying, and operating small to large multimillion dollar security systems in the US and Europe.

Since our inception in 2015, we have been continually sizing up opportunities in the applicable security markets to estimate the opportunities afforded our AI-driven robotic appliances in terms of applicable market share, how much of the markets we could capture in the next few years based on our ability to scale and potential monetary results. Throughout our ongoing market research, we sought the opinions of many other professionals on the efficacy of TSO's patented/patent pending AI-driven robotic appliances for market fit and pricing. These professionals come from corporate and governmental security positions, contract guard force and security systems integration companies, and potential end-user customers.

Business Model Valuation.

We have vetted this business model by determining the product-markets-price fit for a host of markets, in particular the way we are pivoting to deliver our machines to the markets. We learned from our research from our customers and potential customers that to access and realize the best opportunity for growth, our robots should be offered in a Machines as a Service/Robotics as a Service (MaaS/RaaS) business model, leasing, or renting a fleet of robots.

To be able to capitalize early and scale quickly to meet our internal projections, we assumed additional investment via capital raises and outside financing of our robotic appliances, as this additional capital facilitates growing our fleet of robotic appliances to rent/lease.

Value of TSO's international patents and trademarks:

● To date we have patents on our key enabling technology in nine (9) countries and continued to pursue a 10th patent in the US.

● International Trademark Registrations amounting to 158 currently awarded trademarks in 35 countries around the globe:

○ All five (5) trademarks have received award registrations in 28 countries (EU and Japan),

○ In South America four (4) countries totaling ten (10) registrations

○ Two (2) in Canada [i.e., Robots on the Move(R)) and RCADS(R)], with three (3) others pending.

○ And the highest valued registration was issued by the United States Patent and Trademark Office, Robots in the Sky(R), while the other four (4) are pending approval.

○ Four of the five (5) trademarks begin with the word "Robots" and the fifth (5th) one is RCADS(R), an acronym for Remotely Controlled Active Defense and Denial System.

Income Approach for Patent Valuations

We followed the structure of this process as described on the American Bar Association:

“For a typical asset, the income approach involves projecting incremental revenue and expenses associated with employing the asset, and then applying a discounted cash flow (DCF) analysis to determine the net present value (NPV) generated from using the asset. This approach may be used in valuing patents as well, with the distinction that the use of the patent will depend on how it is monetized. If the likely course is to commercialize the patent through use of the technology in a product, it might be more appropriate to consider the apportioned future cash flows from the product in the analysis.” What’s It Worth? Principles of Patent Valuation (americanbar.org)

Apportioning Product Value to Our Patents

Potential for Producing Revenue and Profitability

“Some patents possess value because they are directly responsible for added revenue. The patented technology might be so important to the product that it drives additional purchases or commands a premium price. Similarly, the subject of the patent might drive sales of related, but unpatented, products. Examples include derivative sales (replacement parts, supplies, and maintenance services) and convoyed sales (sales often made in conjunction with the patented product).” What’s It Worth? Principles of Patent Valuation (americanbar.org)

Our patented AI-based Method and Process contributes transformative value to our whole machines, in some ways even more so than the leap from assisted driving capabilities to fully autonomous transportation vehicles in the automotive world. Our “Defense and Denial Method” patents are not just an incremental part of a greater system, they create a new system that is transformative for the entire physical security industry. Moreover, they create a new synergy of the parts and dramatically increase the value to the end customers in measurable ways: i.e., speed and agility reduces loss of critical time in defending lives and property, as much as 100 times faster, perhaps saving 100 percent of lives that would be lost and eliminating all or most damage that would occur with other available security market solutions.

The “Pioneering Patent” and the Proximity of Competitors

“Many patents represent modest or incremental improvements to existing products or technologies. These improvements on their own may be quite valuable but could be relatively less valuable in comparison to existing, alternative, market-acceptable means of accomplishing the same thing.

Rarer, but often more valuable, are patents that might be considered pioneering patents, i.e., those that create whole new industries, markets, or product lines. Aside from creating new fields of endeavor, pioneering inventions may enjoy a broad scope, both literally and under the doctrine of equivalents, due in part to the paucity of prior art. Additionally, the pioneer patent holder may obtain a first-mover advantage that competitors cannot easily or rapidly replicate. Properly prepared and prosecuted, those patents may afford a relatively broader scope of protection and the potential for a sustainable competitive advantage. For these reasons, they can be especially valuable.”

We believe our “Defense and Denial Method” patents are “Pioneering Patents” as they make possible what has always eluded the security industry, i.e., the ability to stop criminal acts just before or as they are occurring. This creates a strategic advantage for TSO in the industry that would be extremely difficult and expensive to even attempt to match; and it provides TSO much more flexibility in rapidly adding features and swiftly integrating the latest beneficial technologies. In short, our patents enable a strong Castle and Moat implementation Strategy that affects the entire physical security market.

The patented process creates machines (robotic systems) technology that drives a much higher value and ultimately higher profit potential over

Monetization approach

“The decision to retain this exclusive right, and defend it from would-be infringers, rather than seek an alternative monetization route, such as through licensing, depends on the relation of the patented subject matter to the strategy and commercial objectives of the organization. If the exclusive right afforded by the patent offers an advantage over competitive products, strategic advantage over its competitors, or is aligned with the company’s strategic vision, using the patented technology might be the most effective use of those IP rights.” What’s It Worth? Principles of Patent Valuation (americanbar.org)

The Security Oracle, Inc. has determined that for the immediate future, that the best route is to “defend it from would-be infringers” and use the patent versus licensing the rights, as we have estimated the range the patent would bring in increased revenue or net income captured over the life of the patent with continued financing and incremental equity sales.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis, 11,444,444 shares of Class A Common Stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Pay StartEngine fees.*
  96.5%
  Per contract with StartEngine for Reg CF offering.

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Research & Development*
  1.0%
  Maintain and add features to TSO's AI engine by hire one (1) AI engineer (6 Months into fiscal year); and contract AI Consulting Engineers to assist in converging Off-the-Shelf AI Modules with TSO's AI driven environment.

- *Marketing*
  22.9%
  Trade shows including entry fees, Booth materials, related travel. Marketing materials and sales videos production. Product demo equipment and 2 trucks to tow mobile robots for demos. Sales travel. Salaries for sales and marketing team @ $330K* that is not accounted for in employment cost.

- *Inventory*
  19.2%
  Build four (4) Robots on the Move™ (trailer units) for demo & rental/lease. Associated external tech equipment. $875K.

- *Company Employment*
  5.6%
  Salaries for president, CEO, COO, CFO*, Gen Counsel*, and Engineer for AI and software development and integration. (*Part time) (Note: Sales salaries are accounted for in Marketing budget.)

- *Clear short-Term Debt*
  46.7%
  Retirement of Short-Term Startup Debt, that includes unsecured promissory notes that are maturing this year; clear accounts payable debt; and service short term commercial loans to the Company.

- *Operations*
  1.1%
  Business operations, IT, Insurance, outside legal for contract review and intellectual property protection.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thesecurityoracle.com (https://thesecurityoracle.com/about-tso/investor-information).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-security-oracle

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Security Oracle Inc.

[See attached]

THE SECURITY ORACLE, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 30, 2021

To: Board of Directors, THE SECURITY ORACLE, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of THE SECURITY ORACLE, INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

THE SECURITY ORACLE, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 0	$ 2,917
Total current assets	0	2,917
Fixed assets, net	248,775	277,204
Intangible assets, net	626,486	626,486
Total Assets	$ 875,261	$ 906,607
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 390,438	$ 0
Loans payable, related party	1,342,912	2,637,362
Other liabilities	185,645	0
Total Current Liabilities	1,918,995	2,637,362
Long-term convertible notes payable	1,066,018	0
Total Liabilities	2,985,013	2,637,362
SHAREHOLDERS' EQUITY		
Common stock, Class A (7,800,000 shares authorized, 1,800,000 and shares issued and outstanding as of December 31, 2020)	1,000	1,000
Retained deficit	(2,110,752)	(1,731,755)
Total Shareholders' Deficit	(2,109,752)	(1,730,755)
Total Liabilities and Shareholders' Equity	$ 875,261	$ 906,607

THE SECURITY ORACLE, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 10,770
Operating expenses		
Contracted labor	0	39,959
Salaries and wages	0	76,932
Other general and administrative	42,383	21,115
Total operating expenses	42,383	138,006
Net Operating Income (Loss)	(42,383)	(127,236)
Interest (expense)	(270,606)	(274,991)
Depreciation (expense)	(66,008)	(85,061)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (378,997)	$ (487,288)

THE SECURITY ORACLE, INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	**$ 1,000**	**$ (1,244,466)**	**$ (1,243,466)**
Net Income (Loss)		(487,288)	(487,288)
Balance as of December 31, 2019	**$ 1,000**	**$ (1,731,755)**	**$ (1,730,755)**
Net Income (Loss)		(378,997)	(378,997)
Balance as of December 31, 2020	**$ 1,000**	**$ (2,110,752)**	**$ (2,109,752)**

THE SECURITY ORACLE, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (378,997)	$ (487,288)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation	85,061	66,008
Changes in operating asset and liabilities:		
Increase (Decrease) in accounts and credit cards payable	390,438	0
Increase (Decrease) in other liabilities	185,645	0
Net cash used in operating activities	282,147	(421,280)
Investing Activities		
Purchase of fixed assets	(56,632)	(154,587)
Costs of intangibles	0	(30,412)
Net cash used in operating activities	(56,632)	(184,999)
Financing Activities		
Proceeds from (repayment of) issuing loans payable	(228,432)	573,215
Net change in cash from financing activities	(228,432)	573,215
Net change in cash and cash equivalents	(2,971)	(33,064)
Cash and cash equivalents at beginning of period	2,917	35,981
Cash and cash equivalents at end of period	$ 0	$ 2,917

NOTE 1 – NATURE OF OPERATIONS

THE SECURITY ORACLE, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on May 14, 2015. The Company designs and deploys drone machinery-as-a-service to provide security services to customers' fixed assets.

Since inception, the Company has relied on issuing loans and receiving funding from its founders to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $0 and $2,917 of cash on hand, respectively.

Fixed Assets and Long-lived Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company records intangibles such as branding and patents at their book value which includes legal costs, filing fees and expenditures defending the assets against infringement.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $248,775 and $277,204 of net fixed assets, respectively. As of December 31, 2020 and 2019, the Company had $626,486 and $626,486 of intangible assets, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has changed business models since inception from providing sales to customers of finished products to providing a subscription based service of drone deployment.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT INSTRUMENTS

The Company's primary obligations relate to loans made to the Company totaling $2,408,930 and $2,637,362 as of December 31, 2020 and 2019, respectively. These obligations are inclusive of accrued but unpaid interest.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has two classes of equity: Class A common stock (11,444,444 shares authorized with 10,555,556 shares issued) and Class B common stock (1,555,556 shares authorized with 0 shares issued) as of December 31, 2020.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has received loans from its founders as described in Note 4. Because this lending is between related parties, there is no guarantee that the terms the Company has could be obtained commercially.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through July 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

The Security Oracle

The Security Oracle is a visionary team founded to be a catalyst for chan...


THE SECURITY ORACLE™

Website | Clermont, FL | SOFTWARE & SERVICES | TECHNOLOGY

The Security Oracle, Inc. (TSO) is an AI-driven security defensive solution with the ability to stop crimes safely, often in a few seconds. We use 5 autonomous robotic platforms: Robots in the Sky®, on the Move™, on the Rafters™, on the Seas™, and on the Rails™. We are a Stage 4 company that has generated about $3.2 million in lifetime revenue, having plowed all profits back into the company. The founding team is made up og visionary problem solvers including former law enforcement officers, veterans, award-winning technologists, engineers, regulatory compliance experts, and manufacturing industry executives.

$0.00 raised

0 Investors	**$103M** Valuation
$9.00 Price per Share	**$306.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- In Production and Resilient: TSO's crime-fighting Defense and Denial Robots have been credited with reducing crime as reported by clients and neighborhood residents. We have 5 years of operational excellence.
- Market Presence: The U.S. non-defense cyber and physical security market is estimated to exceed $400 billion.
- Unique Value Proposition and Unfair Advantage: TSO's nine (9) global pioneering patents, 158 trademark registrations, and specialized know-how.

OVERVIEW

Robotics is the new technological revolution. The Security Oracle's patented AI-driven Defense and Denial Method, RCADS™, transforms the world of physical security by turning mere security components into crime-stopping Robots that actually defend people and property providing real-time automated situational awareness and by automating the situational response process to quickly stop crime. No other system safely DEFENDS you like TSO's.

RCADS™ - REMOTELY CONTROLLED ACTIVE DEFENSE AND DENIAL SYSTEM is a patented and patent-pending platform featuring fuzzy logic and transformative methods and systems – our visionary team is delivering our family of purpose-built appliances to the global security market: each ENGINEERED and DESIGNED robotic appliance SOLVES a wicked problem.

The Security Oracle's Family of Purpose-Built Appliances: Robots in the Sky®, Robots on the Move™, Robots on the Rafters™, Robots on the Seas™, and Robots on the Rails™.



THE PROBLEM

Response Times are Slow

Today's security solutions don't work fast enough. The best average response time from a human to an active shooting is at least five minutes (300 seconds), and unfortunately 70% of lives lost are during that initial 300 seconds.


Waiting For Help To Arrive
00:13.82
lives hang in the balance

THE SOLUTION

TSO's AI solutions

The Security Oracle Robots close the Response Time Gap. The patented artificial intelligence solution stops attacks in as little as 3 seconds, which is up to 100 times faster than the best security and law enforcement solutions.

Solution:

Robots in the Sky®

Detect Engage Neutralize (Safely)


360° Geospatial 3D Multi Sensor Array Coverage
RCADS™ Artificial Intelligence
Split-Second Defense
12-80 Million Candle Power Beam-Spot-Strobe
Intense Directed Sound Beam
Gallagher Zoned Perimeter Fence
Bosch MIC HD / Integrated LED Camera
Target Neutralized
Attack Prevented
Target Neutralized
Attack Prevented
Bosch MIC HD / Integrated LED Camera
Intense Directed Sound Beam
12-80 Million Candle Power Beam-Spot-Strobe
THE SECURITY ORACLE

Solution:

Robots on the Move™

Defend Crowd from Active Shooters


RENDERING ASSAILANTS DISORIENTED AND UNABLE TO SEE EFFECTIVELY FOR 3-5 MINUTES
imgflip.com

Solution:

Robots in the Sky®

Defend Against Multiple Intruders at Substation (Deployed 5 Years+)


LRAD DEPLOYS NON-LETHAL LASER DAZZLER

Solution:

Robots on the Rafters™

(Safely) Neutralize School Shooter




Greatly reduces chances
of lost lives vs waiting for
an emergency response

THE BUSINESS MODEL

Robots as a Service/Machine as a Service

Our Robots as a Service plan is set at an hourly price range from $5 to $19 per hour. We project to recover our manufacturing costs within 1 to 1.5 years and produce a recurring annual revenue stream thereafter. Over a minimum target life of 5 years, we project a profit of about $150,000 to $500,000 per Robot.

Robots on the Rafters™ represent the lower priced system and are highly effective at close range.


Solution – TSO's AI Active Defense Robotics
Robots on the Rafters™
Immediately Detect –
Engage – Neutralize

Robots on the Move™ can be built outfitted with the best components to meet even the most demanding security missions and are priced accordingly.

Features - *Smart phone versus flip phone?*

TSO machines are purpose-built configurations for their missions, via TSO's patented/patent pending AI processes.

Increased value versus the competition: TSO's RCADS™ active defense machines versus a passive surveillance-only trailer or camera box kit is analogous to a *smart phone versus a flip phone*. The Robots on the Move™ platform below depicts available and some notional features.


12-45 MILLION CANDLE-POWER FLOOD/SPOT/BEAM (STROBE FEATURE OPTIONAL)
HD DAY/NIGHT STARLIGHT 30X ZOOM CAMERA
LONG RANGE ACOUSTICAL DEVICE (OPTIONAL)
LASER DAZZLER (OPTIONAL)
PAN/TILT OPERATION
COUNTER DRONE SHORT-RANGE MODULE
RUGGEDIZED OMNIDIRECTIONAL ANTENNA
3 D RADAR
COMBINATION LONG RANGE THERMAL/STARLIGHT PTZ CAMERAS
3 STAGE MAST ADJUSTABLE TO APPROXIMATELY 36'/11 METERS
GUNSHOT DETECTION SENSORS (OPTIONAL)
FORTEM DRONEHUNTER(R) LANDING/HANGAR
SOLAR POWER WITH GENERATOR AND BATTERY BACKUP
CONTROL MONITORING CENTER WITH RUGGEDIZED SERVER AND WIRELESS MODEM
BATTERY BANK AND GENERATOR
REVERSIBLE BALL/ PINTLE HITCH
RCADS™
ROBOTS ON THE MOVE™
4 POINT LEVELING/ STABILIZATION (AUTO LEVELING OPTION AVAILABLE)
* ALL TERRAIN CHASSIS AVAILABLE
COPYRIGHT ©2018 THE SECURITY ORACLE, INC.

Monitor & Defend Your Assets Around the World


Protect Your Assets Around the World

THE MARKET

A Bustling $400+ Billion Market

The security market is growing due to increased demand for next-gen tech including robotics. The U.S. non-defense cyber and physical security market is estimated to exceed $400 billion.


$400 Billion
U.S. Non-Defense Cyber & Physical Security Market

Our initial sales reached $3.2 million for our Robots in the Sky® product based on our design/build onsite installation and integration model. Many clients preferred fully programmed products with a maintenance contract.

Automotive Dealers and Auction Owners will benefit greatly from our Robots on the Rafters™ and Robots on the Move™ purpose built appliances.


Auto Center
Auto Center


Robots in the Sky®
$3.2 Million
Initial Sales
Projected Profit
$150K - $500K
Per Robot

OUR TRACTION

$3 Million in Lifetime Revenue

The Security Oracle is revealing the Holy Grail of Security, forever sought and now attained, transforming the current physical security best practices of DETECT DELAY RESPOND to DETECT ENGAGE NEUTRALIZE™ (Safely).

Who's Talking About TSO's Holy Grail of Security ...

"Among the more innovative solutions are tower-mounted robots powered by artificial intelligence (AI). Such technology connected to a high-speed network could transform a power grid's passive security system into an active defense-and-denial physical protection system. Using non-lethal actuators, such as cameras and sensors, the system detects, delays, and safely thwarts a potential attacker by overwhelming them with directed, high-intensity sound, lights, and strobes."

-- PowerMag Online, February 2018

POWER

Industry Leader Referral

"If the ability to defend the asset is a vital component of your overall critical infrastructure protection strategy, then the 'TSO RCADS' offers a unique and reliable solution."

-- Al Perotti, CPP, Former Physical Security Director

TECO
AN EMERA COMPANY

Early adopter of RCADS™

"TSO's disruptive robotic solution, Remotely Controlled Active Defense and Denial System (RCADS™) and Robots in the Sky® empower organizations to dynamically reconfigure access control and emergency communications systems to adapt to new security threats in sub-second response time and address all applicable NERC CIP regulatory physical security requirements."

-- Anna M Wang

WANG & ASSOCIATES
Security & Compliance Consulting

Third Party Reviewer

Using our transformative hardware / software / services business model, we've generated over $3 million in lifetime revenue and our Robots have been protecting critical infrastructure for over 200,000 operating hours with little maintenance requirements. Our Robots, monitored by a security operations center, have assisted law enforcement to stop potential criminal activity.

Our Robots are Great Neighbors, too!



Gaining traction creates market acceptance. Following our roll out of Machine as a Service, TSO received a highly valuable new contract. The Security Oracle, Inc. executed a reseller agreement to lease our mobile Robots with a multibillion dollar, multinational security technology and contract guarding company. Our Robots will force-multiply human guards and provide new, value added technology and services to the end customer at an affordable level of investment.


RCADS™ is the next “Best Practice”
TSO offers purpose-built appliances that can establish up to 100% Protective Effectiveness (according to a third party simulation study)
Robots in the Sky® has over 200,000 operational hours at multiple sites
Protecting with an unprecedented Operational Readiness Rate
Very low life-cycle costs

HOW WE ARE DIFFERENT

Machine-as-a-Service (MaaS)

Our 9 patents and 158 registered trademarks across 4 continents and 35 countries form a global framework of valuable IP, setting us apart from the competition.





TO THWART THE ADVERSARY
ROBOTS DELIVER ACTION AT A DISTANCE

Our 9 patents and 158 registered trademarks across 4 continents and 35 countries form a global framework of valuable IP, setting us apart from the competition.

WHY INVEST

We are often asked this question:

> **"If it's such a good idea, why hasn't anybody else done it?"**

Answer: It's HARD!

AND don't take our word for it.

On October 3, 2017, TSO's game-changer Robots in the Sky® were inspected by auditors and NERC officials for compliance to CIP-014 standards; our early-adopter reported, "They were very, very impressed…that we found a way to be faithful to our strategy…to protect an asset…in a way that we can defend it as well." The inspectors remarked, "we haven't seen anything like this anywhere."


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Safe Security Defense through AI

Help us protect where we work and play, and our very way of life against the growing incidents of carnage and significant damage to property due to increasing crime in our society today so we can deploy active defense protection systems everywhere!

We're ready to grow. We want the help of investors, just like you, so we can afford to hire more salespeople, technicians, engineers and deployment specialists and build more Robots here in the United States.


"Ideas, Effectively Packaged and Delivered, Can Change the World."
Carmine Gallo, Talk like TED.


CAN CHANGE
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THE VISION

The Security Oracle is Changing the World of Security, One Robot at a Time!



TSO IS

Designing Purpose Built Appliances to Solve Wicked Problems

Our robotic appliances meet the demand of markets for early alerts and mitigation of all-hazard threats.

We believe our first-mover advantage in providing a market that is actively seeking fresh ideas towards advanced surveillance and threat mitigation tools will continue to serve us well as we expand our brand awareness worldwide.


The Security Oracle - StartEngine Pitch Video
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THE SECURITY ORACLE™
Watch on YouTube

The Security Oracle team has been on national tours of RCADS™, and our family of purpose-built appliances, since 2015. Our leadership is currently represented by more than 30% women.

Join The Security Oracle as we continue our shared Heroes' Journey.



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OUR PARTNERS

Who We Partner With

LRAD CORPORATION
BOSCH Security Systems
PacStar
GALLAGHER
Databuoy
FORTEM TECHNOLOGIES
WANG & ASSOCIATES Security & Compliance Consulting
MAGOS
The Carlisle & Finch Co.



May 2015

Our Company Launches!

The Security Oracle, Inc. began with an idea to close the time gap between when a crime is starting and when an effective response arrives!



December 2015

The Security Oracle is Awarded a 3-year Master Services Agreement

TSO is awarded a 3 year Master Services Agreement with a large Florida Investor Owned Utility: our problem-solver team upgraded critical sites.



June 2016

Operation: Robots in the Sky® - First Deployments are Integrated 65 feet in the Sky

First Ever Deployment of Robotic Appliances!



October 2017

The Security Oracle's Robots in the Sky® Pass NERC Security Auditor Inspections

The Security Oracle's Robots in the Sky® pass NERC auditors' inspections.


DEFENSE-AND-DENIAL-METHOD (Europe)

November 2019

Patents #1 - #6 Awarded to TSO from European Union

DEFENSE AND DENIAL METHOD Patent covers 6 Countries: Belgium, France, Germany, Italy, Spain and U.K.

April 2020

Patent #7 - JAPAN awards TSO DEFENSE AND DENIAL METHOD Patent

TSO is awarded a robotics defense patent in a robotics capital of the world.


DEFENSE-AND-DENIAL-METHOD (China)

August 2020

Patent #8 - HONG KONG issues TSO DEFENSE AND DENIAL METHOD Patent

Patent Awarded to The Security Oracle, Inc.



April 2018 - May 2021

The Security Oracle Secures 158 Registrations of 5 trademarks: 4 Continents, 35 Countries

Robots in the Sky® - Robots on the Move® - Robots on the Seas® - Robots on the Rails® - RCADS®

May 2021

The Security Oracle is Issued Certification for Robots in the Sky®

TSO receives Robots in the Sky® as a USPTO Registration.



August 2021

Launched on StartEngine - Join us on our Heroes' Journey

Now YOU can own a part of our company! Join us on our Heroes' Journey of DELIVERING Purpose Built Appliances and SOLVING Wicked Problems.



September 2021

GSX Exhibitor and Speaker During Kick Off Launch Event

TSO is revealing the holy grail of security response: AI driven security defense robotics - Machine as a Service. (MaaS).

Late Summer 2021

Canada to Award TSO our DEFENSE AND DENIAL METHOD Patent

The Canadian Intellectual Property Office has notified TSO of its intent to award a patent NLT 9/30/21 for our DEFENSE AND DENIAL METHOD.

In the Press

SHOW MORE

Meet Our Team



Charles L Butler Jr. CPP

CEO, Chairman, Director, Secretary

Charles' 35+ years in law enforcement, industrial security and consulting have been largely served in senior leadership positions in the USAF Security Forces, county E911 and the electric power industry, and 9 years in Europe working with military, law enforcement, and security authorities.

He previously founded two successful security consultancies (Innovative Security Solutions and A Secure America, Inc.) and was Director of Security Programs at Gannett Fleming.

Charles designed and implemented security projects collectively valued at $50+ million for energy, chemical, water, airports, seaports, dams, telecommunications, aviation, financial, criminal justice, transit and rail transportation, and military bases.

As a USAF Security Forces Officer, Charles commanded large security forces responsible for law enforcement, antiterrorism, and defense of nuclear weapons, aircraft, and space program assests that included space launch facilities.

He led development and testing of air base defense plans aimed at protecting air base communities, aircraft, critical infrastructure, and nuclear weapon systems from attack by terrorists and enemy special forces.

Charles is co-inventor of TSO's 'Defense and Denial Method', patented in the European Union, Japan, Hong Kong and Canada, and Patent Pending in the United States.

MPA from Troy University and BS from Southern Illinois University (SIU).

As an adjunct professor, Charles taught Manufacturing Management, Industrial Purchasing, and Quality Improvement for SIU's College of Engineering.

Charles L Butler, Jr. is a Certified Protection Professional (CPP) and has been certified as "train-the-trainer" in Sandia National Laboratories' Risk Assessment Methodologies for Chemical Facilities and Communities (RAM-CF and RAM-C), plus RAM-W for water utilities systems.



Vontella Kay Kimball

President, Director, Treasurer

As Co-Founder and President, Vontella 'Kay' Kimball is a visionary and energetic goal oriented problem solver and team builder, with demonstrated success growing a start-up using the revolutionary Business Model Canvas. Her personal mission is to prove Carmine Gallo's theory: "Ideas, effectively packaged and delivered, can change the world."

Under her leadership, The Security Oracle, Inc. has engineered, deployed and marketed a first-of-its-kind, artificial intelligence (AI) driven solution that "Delivers action at a distance to thwart the adversary prior to adversary success." (SAFELY!)

Kay is co-inventor on TSO's Defense and Denial Method, which is patented in the European Union, Japan, Hong Kong and Canada, and Patent Pending in the United States.

Vontella Kay Kimball is an inventor on a provisional patent, in March, 2015, that was combined into a single utility patent FILED ON 6.3.2015, along with a provisional patent with co-inventors Charles L Butler, Jr. and Dr. Samuel Smith.

Kay also crafts and manages TSO's 158 registered trademarks: Robots in the Sky®, Robots on the Move™, Robots on the Rails™, Robots on the Seas™ and RCADS™ in 35 countries around the globe.

Together, the TSO TEAM is Changing the World of Security, One Robotic Defense Platform at a Time.

The Security Oracle is Solving Wicked Problems of Active Shooters and Threats Against Critical Infrastructure, Assets and People Around the Globe.

Kay is all about relationships. She has many years working closely with executive suite and other senior corporate clients in sales and marketing roles.

As the President, Kay's most important role is to keep the TSO TEAM working in perfect harmony and follows the example of Andrew Carnegie in his life long achievement of working as a master mind alliance leader.

In this way Kay works with the revolutionary TSO TEAM, including the Wizard of Security Oracle (Anna Wang), a highly distinguished Polymath (Dr. Samuel M Smith) and a Visionary Problem Solver (Charles L Butler, Jr.), and every team needs Winning Coaches, so cue Tim Z Cole for his leadership as TSO's Team Coach, and James F Stanfield as TSO's Directors' Coach!



James Fordham Stanfield

Director and Special Assistant to the Chair

A career, seasoned power grid executive who masterfully saved a power utility from financial disaster.

Jim filed a legal motion to intervene with the Federal Energy Regulatory Commission (FERC) on behalf of TSO who had an interest in the process of developing a new regulation to upgrade security for the power grid against terrorist tactics. He and TSO's CEO presented TSO's new Remotely Controlled Active Defense and Denial System (RCADS™) system to FERC commissioners and their security staff.

Jim was also instrumental in securing a contract with our early adopter who agreed to purchase deployments of TSO's RCADS™, aka Robots in the Sky®, that have now been protecting critical infrastructure for 5 years.



Richard D Stringham

Chief Financial Officer and Vice President

When Richard joined The Security Oracle alliance, in October 2014, he was motivated by TSO's embrace of Sun Tzu's philosophies of SPEED SURPRISE MANUEVER, "even in something like crunching the numbers." He said: "The best way to defend the bottom line is to aggressively grow it substantially and sustainably!"

As The Security Oracle exists primarily to save more lives and better defend property, our finance and accounting program is about balance, not about myopically driving the business towards immediate, high returns. Right now, the world economy is in a high state of flux due to the recent pandemic and associated increasing crime, global insecurity, supply chain disruptions, and food shortages, coupled with massive technological breakthroughs that will profoundly impact the world of work.

Richard, with 35+ years in finance and accounting and 22 years as a CPA, believes that the company's financial success hinges on avoiding costly surprises via close collaboration with TSO's Board of Advisors, particularly in the areas of business intelligence and supply chain logistics. As always, of paramount importance along are sales, marketing, and sustained delivery of an unparalleled customer experience.

Company finance is about adding value to a sound, adaptable company business model that provides our customers what they want, while increasing returns for investors. At The Security Oracle, Inc. everybody is an investor, and we view every investor a part of our team!



Chase Kimball, Esq.

General Counsel and Vice President

Chase has been a trial attorney since he graduated from law school in 1986. His practice has focused on a broad range of litigation - Chase has tried matters in Utah State, United States Federal District Court, and before various administrative agencies. His extensive experience is a valuable resource in determining both substantive and procedural strategies in contested matters.

One thing that is not contested, however, is Chase's willingness to be not only 'hands on' with TSO's visionary problem-solver team, but also 'hard-hat-on' and attending demos and exhibition events traversing the country, from coast to coast, all in a day's work of General Counsel.

Chase Kimball participated in The Security Oracle's first major milestone event as booth exhibitor during PowerGrid Resilience Summit and has been guiding the team through legal mazes for more than 7 years.

Chase Kimball wears many hats -- a greater honor recently bestowed upon Mr. Kimball is that of being appointed Chair of the Executive Board of the Bachauer Foundation.



Anna M Wang

Advisor--Business Intelligence, Power Grid Cyber and Physical Security

Anna has 30 years of process control system security design, energy and telecom regulatory compliance, audit, asset management, business continuity, data warehousing, change and configuration management, security policy design and development, process control and continuous improvement.

Anna Wang specializes in providing consulting services pertaining to: Compliance program governance, organization and leadership development, NERC 693 Reliability Standard compliance and mock audit, NERC 706 CIP Standard compliance and mock audit, Nuclear Energy Institute (NEI) Cyber Security Controls compliance, NEI 08-09 critical digital asset identification and compliance reporting, International Instrument Users' Association (WIB) security process control domain security designs, AURORA mitigation, compliance & security awareness and in-depth training.



Samuel M Smith, PhD

Chief Technology Advisor

Proven researcher in artificial intelligence, automated reasoning, and intelligent control.

A ground floor owner of TSO, Dr. Samuel M. Smith, received his Ph.D. in Electrical and Computer Engineering from Brigham Young University in 1991. Dr. Smith invested a decade in academia at Florida Atlantic University, attaining full professor status. He has over 100 refereed publications in the areas of automated reasoning.

Dr. Smith and TSO's CEO, Charles Butler, developed what, in retrospect, may be viewed as a first-of-its-kind in master planning for a Smart/Safe and Survivable "City" in their visionary work with Miami Dade County in 2005-2006.

Dr. Smith's forte is to understand and to solve problems both technical and business using a holistic systems design approach. He has developed expertise in systems using machine intelligence (aka, artificial intelligence and automated reasoning) to build very cost efficient and highly performant active physical protection systems, e.g., TSO's Remotely Controlled Active Defense and Denial System (RCADS™).

Beginning in 2014, Dr. Samuel Smith collaborated with The Security Oracle's technology team in engineering a system of systems that has moved the old best practice of "Detect, Delay and Respond" to "Detect, Engage and Neutralize" (SAFELY).

Dr. Samuel Smith also developed an open source elliptic curve based end-to-end encrypted and authenticated protocol for reliable asynchronous event transport (RAET).



Timothy Z Cole, PE

Advisor--Professional Engineer

Tim has 41 years of electric utility operations engineering and senior management, energy regulatory compliance, audit, transmission real-time operations, business continuity, change and configuration management, security policy design and development, process control and continuous improvement. Tim was a major contributor to the NERC 2003 Blackout investigation and root cause analyses of other major disturbance events in the ERCOT, PJM, MISO, SPP regions.

Tim specializes in providing consulting services pertaining to: Compliance program governance, organization and leadership development, critical infrastructure protection, NERC 693 Reliability Standard compliance and mock audit, NERC 706 CIP Standard compliance and mock audit, nuclear cyber security design and implementation, Nuclear Energy Institute (NEI) Cyber Security Controls compliance, NEI 08-09 critical digital asset identification and compliance reporting, AURORA mitigation, compliance & security awareness and in-depth training.



Richard Seaman

Advisor--FAA Liaison, Airspace Regulation and Use RE: TSO Robots and Drones

For 30 years, Richard has worked for the Federal Aviation Administration and is a certified Executive Coach. He began as an Air Traffic Controller and then managed both training and operations on many levels. Upon retirement, Richard founded Beacon Leadership Development with a passion for helping folks better understand leadership and relationships. Among others, Richard and his team have assessed, coached and trained for multiple businesses: BMW, Apple, Lifetime Products, Clyde Companies and Rio Tinto as well as several government agencies.



Patricia Schmitt, CPP

Advisor--Contract Guard Force Market Liaison and Security Operations

President & CEO at Frontrunner Protective Services

Patty was in on the ground floor of the first deployment of TSO's AI-driven robotoic security defense systems. She led the development of the first-ever Robots in the Sky® training and certification program for our early adopter's central security monitoring center.

Honored to have her on our team of advisors, The Security Oracle is impressed by Patty's outstanding reputation for delivering high quality services at an affordable cost and her gained knowledge of our products. She is well-known and respected in the security profession and recognized for her knowledge, expertise, innovative security solutions, exceptional client relations, and her unwavering commitment to professionalism.



James T Fairbanks

Security Technology Integration Sales and Marketing, Contract Management

James helps TSO constantly perform a "Reality Check" and tweak our Machine as a Service (MaaS) business model. He is a Senior Executive with strong entrepreneurial skills who has demonstrated his ability to exceed company objectives as well as create and sustain strong, vast relationships with customers, partners, and employees in all aspects of security industry.

Having built and sold a multi-regional security systems integration company that was merged for sale to ADT Commercial Security Systems, James Fairbanks passion for growing a business to the next level is well established in businesses ranging from start-ups to billion-dollar corporations.



Thomas F Reese II

Advisor--Big Data and AI Applications

Thomas is a dynamic, innovative, results-driven technology leader with over 25 years' success leading information technology transformational change, business process improvement, creation of enterprise data warehouse (EDW) architectures, business intelligence (BI) platforms, and data management initiatives for high-growth organizations. Mr. Reese is an experienced leader with a demonstrated history of delivery within both the public and private sectors. He is a highly skilled EDW and BI specialist with over 20 years of experience in software engineering and production operations, including the creation of advanced operational and analytical data science capabilities resulting in better data quality assurance, data analysis and operational delivery.

Thomas holds both a BS in Mathematics and an MS in Statistics and has been recognized by his employers on multiple occasions for cost, quality and process improvements.



Tommy D Brown

Advisor--Manufacturing Engineering, Operations Management, Quality Assurance

Tommy is well credentialed having the MSc/MfgE, CPIM, SSBB, CMP certifications.

Tommy has both bachelors and masters degrees in Manufacturing Engineering. He holds certifications in Production and Inventory Management, Change Management, and Six Sigma as a Black Belt. Tommy Brown has been a keynote speaker at multiple sheet metal fabrication industry conferences and was recognized for both cost and quality improvements.

While Tommy was a former senior manager for Tampa Bay Water, responsible for security and emergency preparedness, he and Charles Butler, now CEO of The Security Oracle, developed and implemented a multi-year, multi-million dollar security systems master plan to protect the drinking water system serving more than 2 million people.

Offering Summary

Company	The Security Oracle Inc.
Corporate Address	3614 Solana Circle, Clermont, FL 34711
Offering Minimum	$9,999.00
Offering Maximum	$1,069,992.00
Minimum Investment Amount (per investor)	$306.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	1,111
Maximum Number of Shares Offered	118,888
Price per Share	$9.00
Pre-Money Valuation	$102,999,996.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest in the next 7 days and receive additional 10% bonus shares.

Early Bird Bonus

Invest in the following 7 days and receive additional 5% bonus shares.

Tier 1: $500+

1% Bonus Shares

Tier 2: $2,500+

5% Bonus Shares

Tier 3: $5,000+

7% Bonus Shares

Tier 4: $7,000+

10% Bonus Shares

Tier 5: $12,000+

12% Bonus Shares

Tier 6: $20,000+

15% Bonus Shares

Tier 7: $25,000+

15% Bonus Shares + Time with Founders*

**Travel for in-person meeting/dinner not included*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

The Security Oracle will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $9.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $900. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

One of the most urgent, and important, problems we need to solve in America today is violent crime and attacks on our critical infrastructure. In an active shooting situation, the best average response time for a human is at least five 5 minutes or 300 seconds, and unfortunately, 70% of lives are lost during that initial 300 seconds. We call this the Wicked Problem.

What if there was an autonomous robot technology that could stop active shooters, and other criminals, in as little as three seconds, 100x faster than human means, and save those 70% of lost lives in the first 300 seconds of an attack?

Whether it's an active shooter, someone breaking into an electric power substation to take down the power grid, or even vandals who break out storefronts, the Security Oracle's artificial intelligence Robots can save the day in a fraction of the time of current security and police forces. This keeps critical infrastructure online and saves precious lives. We believe we are solving the wicked problem.

Our technology does this by deploying non-lethal, non-permanent blinding lights and disorienting sounds to stun and confuse potential attackers and criminals at close range or even long distance to gain critical time for security and law enforcement to respond in person.

We are experts in the security and artificial intelligence spaces, and have combined leading-edge security components into our robots, creating and deploying what we believe are some of the world's most advanced security technologies.

Our security robots have protected our power grid from attack for more than five years, operating for over 200,000 hours, with amazing uptime performance.

AND we've generated over $3 million in lifetime revenue.

Our security robots have helped...

● Law enforcement stop potential criminal activity.

● Engage and drive away intruders attempting to break into critical infrastructure with our safe, long-range nonlethal technologies.

● Stop a fire from spreading in a high-density community.

● And make neighborhoods safer.

Now it's time to expand our sales and grow. We want the help of investors to be able to hire more salespeople, technicians, engineers, and deployment specialists, and build more robots here in the United States.

The many security and law enforcement professionals who have experienced our products in action, along with many people from all walks of life, believe this is where the future of security is going.

Join us by investing in market-disrupting, purpose-built, artificial intelligence robotic security appliances to help protect our future and maybe save our very lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED

BYLAWS

OF

THE SECURITY ORACLE, INC.

(A DELAWARE CORPORATION)

EFFECTIVE: JULY 16, 2021

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be as set forth in the certificate of incorporation or in such other location as the Board of Directors of the corporation (the "Board of Directors") may from time to time determine or the business of the corporation may require.

Section 2. Other Offices. The corporation will also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the "DGCL").

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, will be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business will be conducted as has been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice will be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event will the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice will set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").

(c) Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) will be eligible to serve as directors and only such business will be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the chair of the meeting will have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination will not be presented for stockholder action at the meeting and will be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws is deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "SEC") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chair of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Board of Directors or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and will be held at such place, on such date, and at such time as the Board of Directors will fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request must be in writing, specifying the general nature of the business proposed to be transacted, and must be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chair of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors will determine the time and place of such special meeting, which will be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request will cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) is to be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chair of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter will be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chair of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) will have the following effect: (a) if only one votes, his or her act binds all; (b) if more than one votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) will be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list will be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) A consent must be set forth in writing or in an electronic transmission. Every consent will bear the date of signature of each stockholder who signs the consent, and no consent will be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner herein required, consents signed by a sufficient number of stockholders to take action are delivered to the corporation in the manner required by the DGCL. All references to a consent in this Section mean a consent permitted by Section 228 of the DGCL.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent will be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action to which the stockholders consented is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section must state, in lieu of any statement required by such section concerning any vote of stockholders, that consent has been given in accordance with Section 228 of the DGCL.

(d) A consent permitted by this Section shall be delivered: (i) to the principal place of business of the corporation; (ii) to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; (iii) to the registered office of the corporation in the State of Delaware by hand or by certified or registered mail, return receipt requested; (iv) subject to the next sentence, in accordance with Section 116 of the DGCL to an information processing system, if any, designated by the corporation for receiving such consents; or (v) when delivered in such other manner that complies with the DGCL. In the case of delivery pursuant to the foregoing clause (iv), such consent must set forth or be delivered with information that enables the corporation to determine the date of delivery of such consent and the identity of the person giving such consent, and, if such consent is given by a person authorized to act for a stockholder or member as proxy, such consent must comply with the applicable provisions of Section 212(c)(2) & (3) of the DGCL. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. A consent may be documented and signed in accordance with Section 116 of the DGCL, and when so documented or signed shall be deemed to be in writing for purposes of the DGCL; provided that if such consent is delivered pursuant to clause (i), (ii) or (iii) of subsection (d)(1) of Section 228 of the DGCL, such consent must be reproduced and delivered in paper form.

Section 14. Organization.

(a) At every meeting of stockholders, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chair of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, will act as chair. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, will act as secretary of the meeting.

(b) The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chair of the meeting has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chair permits, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting will be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation will be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors have not been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The business and affairs of the corporation will be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Term of Directors.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors will be elected at each annual meeting of stockholders to serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled.

Section 18. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships will be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships must be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor has been elected and qualified. A vacancy in the Board of Directors will be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it will be deemed effective at the pleasure of the Board of Directors. When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place is vacated and until his or her successor has been duly elected and qualified.

Section 20. Removal.

Subject to any limitations imposed by applicable law and unless otherwise provided in the Certificate of Incorporation, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice will be required for a regular meeting of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chair of the Board of Directors, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors will be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it will be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, will be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice signs a written waiver of notice or waives notice by electronic transmission. All such waivers will be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors will consist of a majority of the total number of directors then serving; provided, however, that such number will never be less than 1/3 of the total number of directors authorized except that when one director is authorized, then one director will constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors will have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors will refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business will be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. A consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors will be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained is to be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee will have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors will consist of one or more members of the Board of Directors and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee will constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present will be the act of such committee.

Section 26. Duties of Chair of the Board of Directors. The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chair of the Board of Directors will also serve as the Chief Executive Officer of the corporation and will have the powers and duties prescribed in Section 29(b).

Section 27. Organization. At every meeting of the directors, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chair of the meeting chosen by a majority of the directors present, will preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, will act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 28. Officers Designated. The officers of the corporation will include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom will be elected or appointed from time to time by the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it deems necessary. The Board of Directors may assign such additional titles to one or more of the officers as it deems appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation will be fixed by or in the manner designated by the Board of Directors.

Section 29. Tenure and Duties of Officers.

(a) General. All officers will hold office at the pleasure of the Board of Directors and until their successors have been duly elected or appointed and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(c) Duties of President. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Board of Directors or the President designates from time to time.

(e) Duties of Secretary. The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Section 30. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 31. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation will be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation will become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation will not be necessary to make it effective. Any resignation will be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 32. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 33. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation will be signed by such person or persons as the Board of Directors authorizes so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 34. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chair of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 35. Form and Execution of Certificates. The shares of the corporation will be represented by certificates, or will be uncertificated. Certificates for the shares of stock, if any, of the corporation will be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate will be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertified shares, the corporation shall send or cause to be sent to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

Section 36. Lost Certificates. A new certificate or certificates will be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it requires or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 37. Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.

(b) If a stockholder desires to Transfer any shares, then the stockholder will first give written notice to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(c) At the option of the corporation, the stockholder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation.

(e) The restriction on Transfer set forth in Section 37(a) will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

(f) The certificates representing shares of stock of the corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 38. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action without a meeting in accordance with Section 228 of the DGCL, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date will not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action without a meeting in accordance with Section 228 of the DGCL will, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors will promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, will be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with the DGCL. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action without a meeting will be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which record date will be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 39. Registered Stockholders. The corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 40. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 35 of these Bylaws), may be signed by the Chair of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security is authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security is issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, will be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who has signed or attested any bond, debenture or other corporate security, or whose facsimile signature appears thereon or on any such interest coupon, has ceased to be such officer before the bond, debenture or other corporate security so signed or attested has been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature has been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 41. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 42. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors thinks conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 43. Fiscal Year. The fiscal year of the corporation will be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 44. RESERVED.

ARTICLE XII

NOTICES

Section 45. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings will be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it will be sent to such address as such director has filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, will in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It is not necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person is not required and there is no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that is taken or held without notice to any such person with whom communication is unlawful has the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate will state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws will be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent is deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent is revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 46. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 47. Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws is deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.